TMX, NYSE - HBM 2022 No. 11

25 York Street, Suite 800 Toronto, Ontario Canada MSJ 2V5 tel 416 362-8181 fax 416 362-7844 hudbay.com	News Release

Hudbay Announces Robust Preliminary Economic Assessment for the Copper World Complex

  Two-phase mine plan has an after-tax net present value (10%) of $1,296 million and generates an 18% internal rate of return at $3.50 per pound copper1
  Phase I reflects a standalone operation on private land and patented mining claims over a 16-year mine life with average annual copper production of approximately 86,000 tonnes[i] at cash costs and sustaining cash costs of $1.15 and $1.44 per pound of copper[ii], respectively, generating an after-tax net present value (10%) of $741 million and an internal rate of return of 17%1
  Phase I of the Copper World Complex includes a 60,000 ton per day sulfide concentrator, a 20,000 ton per day oxide heap leach, an SX/EW facility and a concentrate leach facility with an initial capital cost estimate of approximately $1.9 billion. The concentrator is intended to expand to 90,000 tons per day in Phase II
  The processing facilities are planned to have annual production capacity of 100,000 tonnes of copper cathode during Phase I and 125,000 tonnes of copper cathode during Phase II, and have been designed to reduce the project's carbon footprint to produce "Made in America" copper
  Supports U.S. copper supply through onshore production of copper cathode expected to be sold entirely to domestic customers and eliminates GHG and sulfur emissions associated with overseas shipping and processing
  Phase II expands mining activities onto federal land and extends the mine life to 44 years with average annual copper production of approximately 101,000 tonnesi at cash costs and sustaining cash costs of $1.11 and $1.42 per pound of copperii, respectively. Phase II provides additional optionality with an after-tax net present value (10%) of $555 million and an internal rate of return of 49% (and a projected after-tax net present value (10%) of $2,806 million at the time of Phase II sanctioning)1
  Significant increase in copper contained in all mineral resource categories
  Hudbay is evaluating several opportunities to optimize the project, including the potential to expand Phase I beyond 16 years with additions to the company's private land package for tailings and waste rock storage and the potential to accelerate Phase II if federal permits are received earlier than as outlined in the PEA

Toronto, Ontario, June 8, 2022 - Hudbay Minerals Inc. ("Hudbay" or the "company") (TSX, NYSE: HBM) today announced the results of the preliminary economic assessment ("PEA") of its 100%-owned Copper World Complex in Arizona, which includes the recently discovered Copper World deposits along with the Rosemont deposit. All dollar amounts are in US dollars, unless otherwise noted.

1 The valuation metrics presented in this news release are based on a preliminary economic assessment that includes an economic analysis of the potential viability of mineral resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability. This preliminary economic assessment is preliminary in nature, includes inferred resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty the preliminary economic assessment will be realized. See "Qualified Person and NI 43-101" below.

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"The Copper World Complex PEA represents the next leg of copper growth at Hudbay, generating significant value for all of our stakeholders with robust project economics and many benefits for the community and local economy in Arizona," said Peter Kukielski, Hudbay's President and Chief Executive Officer. "We have been successfully executing an alternative Arizona strategy since 2019 to deliver this attractive project, which is significantly de-risked and has the potential to nearly double our annual copper production while maintaining Hudbay's first quartile cash cost positioning. Phase I represents an attractive standalone operation on our private land and Phase II provides significant long-term growth potential in this prolific district. Through applying our core competencies of exploration, mine planning and project development, the Copper World Complex is expected to be the next major copper operation in the United States, delivering the copper needed to meet domestic electrification and decarbonization supply chain needs."

Successfully Executing an Alternative Strategy

Hudbay has been evaluating alternative options to unlock value from its Arizona mineral assets since the July 2019 ruling from the U.S. District Court to vacate the final record of decision ("FROD") issued by the U.S. Forest Service relating to its Rosemont copper deposit. The FROD was based upon a standalone development plan for the Rosemont deposit utilizing federal land as set forth in Hudbay's 2017 feasibility study and technical report (the "2017 Feasibility Study").

Discovering New Mineralization on Patented Mining Claims

In the fall of 2019, the company began pursuing a private land development plan, including exploring nearby patented mining claims in the historic Helvetia mining district. The company initiated a drill program in 2020 to confirm historical drilling in this past-producing region, and the drill program was further expanded throughout 2021 after continuing to receive encouraging results. Four deposits were discovered in early 2021 with oxide and sulfide mineralization occurring at shallow depths on Hudbay's wholly-owned patented mining claims. By September 2021, the exploration program had identified seven mineral deposits (referred to at the time as the "Copper World deposits") over a seven-kilometre strike area, as shown in Figure 1. An initial mineral resource estimate was declared at the Copper World deposits in December 2021, which was larger and at a higher level of geological confidence than expected.

Expanding Private Land Package

Hudbay has been acquiring additional private land in the area to support an operation entirely on private land. The company now holds approximately 4,500 acres of private land and patented mining claims, which are enough to support the first 16 years of production at the Copper World Complex. Please refer to Figure 2 for a map of the company's private land package.

Unlocking District Potential

Following the recent exploration success on patented mining claims and ongoing litigation uncertainty regarding the project design set forth in the 2017 Feasibility Study, Hudbay began to evaluate alternative design options to unlock value within this prospective district. This included remodeling the 2017 mineral resources, incorporating the new mineral resources from successful exploration results and completing new metallurgical testing work, which led to a comprehensive review of the mine plan, process plant design, tailings deposition strategies and permitting requirements for the new project.

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Advancing State-Level Permitting

In June 2021, Hudbay initiated the state-level permitting process for the project with an application for its Mined Land Reclamation Plan ("MLRP"), which was subsequently approved by the Arizona State Mine Inspector in October 2021. The MLRP approval included a requirement for reclamation cost bonding prior to initiating work on the company's private lands and represented the first step in the permitting process for a private land operation.

An aquifer protection permit and air quality permit are the remaining key state-level permits required for a private land operation, which, along with other minor permits, are expected to be advanced in the second half of 2022. Hudbay previously received aquifer protection and air quality permits for the 2017 design of the Rosemont project and these permits have been successfully upheld through litigation.

Hudbay does not believe any federal permits are required for Phase I of the mine plan for the Copper World Complex (see "Simplified Permitting Process" below).

2022 PEA Summary

The Copper World Complex PEA contemplates a two-phased mine plan with the first phase reflecting a standalone operation with processing infrastructure on Hudbay's private land and mining occurring on patented mining claims. Phase I is expected to require only state and local permits and reflects a 16-year mine life. Phase II extends the mine life to 44 years through an expansion onto federal land to mine the entire deposits. Phase II would be subject to the federal permitting process.

Phase I contemplates average annual copper production of up to 100,000 tonnesi over a 16-year mine life, including approximately 86,000 tonnesi of copper from mined resources at average cash costs and sustaining cash costs of $1.15 and $1.44 per pound of copperii, respectively. At a copper price of $3.50 per pound, the after-tax net present value of Phase I using a 10% discount rate is $741 million and the internal rate of return is 17%. Phase II contemplates an expansion of the processing facilities which would increase average annual copper production up to approximately 125,000 tonnesi over the remaining mine life, including approximately 101,000 tonnesi of copper from mined resources at average cash costs and sustaining cash costs of $1.11 and $1.42 per pound of copperii, respectively. With the inclusion of Phase II and assuming a copper price of $3.50 per pound, the after-tax net present value of the total project using a 10% discount rate increases to $1,296 million and the internal rate of return is 18%. The valuation metrics are highly sensitive to the copper price and at a price of $4.00 per pound, the after-tax net present value of Phase I and LOM, using a 10% discount rate, increases to $1,193 million and $1,903 million, respectively, and the internal rate of return in Phase I and LOM increases to 21% and 22%, respectively.

A summary of key valuation, production and cost details from the PEA can be found below. For further details, including operating and cash flow metrics provided on an annual basis, please refer to Exhibit 1 at the end of this news release. For further details regarding the preliminary nature of the PEA and its limitations, please refer to "Qualified Person and NI 43-101" below.

Summary of Key Metrics (at $3.50/lb Cu)	Unit	Phase I	Phase II	LOM
Valuation Metrics (Unlevered)[1]
Net present value @ 8% (after-tax)	$ millions	$1,097	$947	$2,044
Net present value @ 10% (after-tax)	$ millions	$741	$555	$1,296
Internal rate of return (after-tax)%		17%	49%	18%
Payback period	# years	5.3	1.7	-

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EBITDA (annual avg.)[2]	$ millions	$438	$530	$497
Project Metrics
Growth capital	$ millions	$1,917	$885	$2,802
Construction length	# years	3.0	2.0	-
Operating Metrics
Mine life	# years	16.0	28.0	44.0
Copper cathode production - mined resources[3]	000 tonnes	86.4	101.3	95.9
Copper cathode production - total[3]	000 tonnes	98.7	123.3	114.3
Copper recovery - mill to cathode	%	77.3	80.1	79.2
Copper recovery - leach to cathode	%	59.0	58.7	58.9
Sustaining capital (annual avg.)	$ millions	$33	$35	$34
Cash cost[4]	$/lb Cu	$1.15	$1.11	$1.12
Sustaining cash cost[4]	$/lb Cu	$1.44	$1.42	$1.43

Note: "LOM" refers to life-of-mine total or average.

1 Calculated assuming the following commodity prices: copper price of $3.50 per pound, copper cathode premium of $0.01 per pound (net of cathode transport charges), silver stream price of $3.90 per ounce and molybdenum price of $11.00 per pound. Reflects the terms of the existing Wheaton Precious Metals stream, including an upfront deposit of $230 million in the first year of Phase I construction in exchange for the delivery of 100% of silver produced.

2 EBITDA is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information, please refer to the company's most recent Management's Discussion and Analysis for the three months ended March 31, 2022.

3 The mine plan assumes external concentrate is sourced in years when spare capacity exists at the SX/EW facility in order to maximize the full utilization of the facility. Copper cathode production from mined resources excludes the production from external concentrate. Average annual copper cathode production from external concentrates is approximately 12,000 tonnes in Phase I and 22,000 tonnes in Phase II. There remains the potential to replace external copper concentrate with additional internal feed.

4 Cash cost and sustaining cash cost, net of by-product credits, per pound of copper produced from internally sourced feed and excludes the cost of purchasing external copper concentrate, which may vary in price or potentially be replaced with additional internal feed. By-product credits calculated using the following commodity prices: molybdenum price of $11.00 per pound, silver stream price of $3.90 per ounce and amortization of deferred revenue as per the company's approach in its quarterly financial reporting. By-product credits also include the revenue from the sale of excess acid produced at a price of $145 per tonne. Sustaining cash cost includes sustaining capital expenditures and royalties. Cash cost and sustaining cash cost are non-IFRS financial performance measures with no standardized definition under IFRS. For further details on why Hudbay believes cash costs are a useful performance indicator, please refer to the company's most recent Management's Discussion and Analysis for the three months ended March 31, 2022.

Cu Price Sensitivity	Unit	$3.25/lb	$3.50/lb	$3.75/lb	$4.00/lb	$4.25/lb
Phase I Valuation Metrics
Net present value[1] @ 8%	$ millions	$827	$1,097	$1,366	$1,633	$1,903
Net present value[1] @ 10%	$ millions	$513	$741	$968	$1,193	$1,420
Internal rate of return[1]	%	15%	17%	19%	21%	23%
Payback period	# years	6.0	5.3	4.7	4.3	3.9
EBITDA (annual avg.)[2]	$ millions	$392	$438	$484	$530	$576
LOM Valuation Metrics
Net present value[1] @ 8%	$ millions	$1,647	$2,044	$2,439	$2,833	$3,228
Net present value[1] @ 10%	$ millions	$990	$1,296	$1,600	$1,903	$2,206
Internal rate of return[1]	%	16%	18%	20%	22%	23%
EBITDA (annual avg.) [2]	$ millions	$446	$497	$547	$598	$649

1 Net present value and internal rate of return are shown on an after-tax basis.

2 EBITDA is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information, please refer to the company's most recent Management's Discussion and Analysis for the three months ended March 31, 2022.

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Overview of Proposed Operation

The Copper World Complex is planned to be a traditional open pit shovel and truck operation with a copper sulfide mineral processing plant and an oxide leach processing facility producing copper cathode, molybdenum concentrate and silver doré.

The overall mining operation is expected to consist of four open pits in Phase I with two of the pits expanding onto federal land in Phase II, as shown in Figure 3. Phase I contemplates exploitation of the pits and use of associated infrastructure within a footprint that requires only state and local permits for its 16 years of operation, plus one year of pre-stripping. During this period, all waste and tailings will be disposed on, and leach pads will be located on, Hudbay's private land. In Phase II, it is assumed that all necessary federal permits will be obtained in order to mine and deposit tailings and waste on unpatented mining claims.

A majority of the newly discovered deposits are intended to be mined in Phase I and these deposits have a lower strip ratio and would contribute approximately 50% of the resources mined, as shown in Figure 4. In the first five years, including the year of pre-stripping, 90% of the mineral resources are intended to be extracted from the Peach-Elgin, Copper World (now referred to as "West") and Broadtop Butte pits. The Rosemont (now referred to as "East") pit would become a major contributor in year five and the primary source of feed in Phase II.

The processing facilities and saleable mineral products are fundamentally different from what was contemplated in the 2017 Feasibility Study. The processing facilities for the Copper World Complex include an oxide leach and solvent extraction and electro-winning ("SX/EW") facility, a sulfide concentrator, a concentrate leach facility and an acid plant. The capacity of the sulfide concentrator during Phase I is 60,000 tons per day while the tonnage of the run-of-mine leached material is 20,000 tons per day. In year 17, the sulfide throughput will increase to 90,000 tons per day for the duration of Phase II. The pregnant leach solution from the concentrate leach facility will be combined with the solution from the oxide leaching circuit and treated in the SX/EW facility to produce copper cathode. The concentrate leach facility will also produce sulfur which will be processed into sulfuric acid at the acid plant and then used on the oxide leach pads. When the sulfur production from the concentrate leach process is insufficient to support the sulfuric acid requirements of the project, sulfur will be purchased at local market price; conversely, when sulfuric acid production exceeds the operation's leaching requirements, it will be sold.

The capacity of the contemplated processing facilities allows for the opportunity to process third party feed in certain years when the copper from resources mined may be lower due to grade variability. The PEA assumes third-party concentrate will be sourced in certain years to maximize the utilization of the SX/EW facility, which will have annual production capacity for 100,000 tonnes of copper cathode during Phase I and 125,000 tonnes of copper cathode during Phase II.

The PEA contemplates the construction of three tailings storage facilities for Phase I and an additional larger tailings facility for Phase II. Conventional tailings deposition is planned for Phase I. Dry stack tailings deposition is intended to occur in Phase II, as per the original design set forth in the 2017 Feasibility Study.

Total project capital costs are estimated to be $1.9 billion for Phase I, including all costs associated with the construction of the onsite facilities as managed by the EPCM contractor, such as the sulfide concentrator, the concentrate leach facility, the oxide leach and SX/EW plant. Phase I project capital costs include $572 million of owner's costs associated with mining equipment, pre-stripping activities as well as all operating costs capitalized prior to the start of production. Phase II project capital costs of $885 million include costs associated with the expansion of the crushing facility and flotation plant to accommodate the higher sulfide throughput, as well as $264 million of owner's costs related to the construction of a new tailings facility. Contingency costs have been applied to direct capital costs at 20% for Phase I due to many components being at an advanced level of engineering, and at 40% for Phase II due to the long lead time of 15 years before the start of construction, reflecting a higher uncertainty on these cost estimates. For further details on the capital cost estimates, please refer to Exhibit 1.

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Reducing GHG Emissions, Supporting Domestic Copper Supply and Generating Significant Local Benefits

Global copper market fundamentals are expected to be strong with a structural deficit emerging in the medium term. Global mine production, and available smelter capacity, are expected to struggle to keep pace with metal demand boosted by the green energy revolution. The U.S. is expected to remain a net copper importer during this period and domestic supply will be required to help secure growing U.S. metal demand related to increased manufacturing capacity, infrastructure development, bolstering the country's energy independence and domestic EV battery supply chain and production needs.

The "Made in America" copper cathode produced at the Copper World Complex is expected to be sold entirely to domestic U.S. customers, thereby reducing the operation's total energy requirements, greenhouse gas ("GHG") and sulfur (SO2) emissions by eliminating overseas shipping, smelting and refining activities relating to copper concentrate (please refer to Figure 5). The company estimates that the project will reduce total energy consumption by more than 10%, including a more than 30% decline in energy consumption relating to downstream processing when compared to a project design that produces copper concentrates for overseas smelting and refining. The lower energy consumption would result in an approximate 10% to 15% reduction in scope 1, 2 and 3 greenhouse gas ("GHG") emissions. In addition, the copper cathode production from oxides will also result in lower GHG emissions. Hudbay is targeting further reductions in the project's GHG emissions as part of the company's specific emissions reduction targets to align with the global 50% by 2030 climate change goal. Hudbay has integrated GHG reduction initiatives as part of its project design for the Copper World Complex and the company expects to further reduce GHG emissions through advancing many green opportunities which are discussed in the section titled "Project Optimization and Upside Opportunities" below.

The Copper World Complex is expected to generate significant benefits for the community and local economy in Arizona. Over the anticipated 44-year life of the operation, the company expects to contribute more than $3.3 billion in U.S. taxes, including approximately $660 million in taxes to the state of Arizona and $590 million in property taxes that directly benefit local communities. Hudbay also expects the Copper World Complex to create more than 500 direct jobs and up to 3,000 indirect jobs in Arizona.

Simplified Permitting Process

The permitting process for the Copper World Complex is expected to require state and local permits for Phase I and federal permits for Phase II. On May 23, 2022, the U.S. District Court for the District of Arizona issued a favourable ruling effectively stating that there is no obligation for the Army Corps of Engineers ("ACOE") to include Phase I of the project as part of the NEPA federal review of the standalone Rosemont project design. Furthermore, on May 12, 2022, a decision from the 9th Circuit Court of Appeals clarified the permitting path for Phase II, and the company expects it will be able to pursue and obtain federal permits within the constraints imposed by the Court's decision.

In April, two groups of project opponents provided separate notices of their intent to bring citizen suits against Copper World under the Clean Water Act. In each case, project opponents have alleged that the site contains jurisdictional waters of the U.S. and that a Section 404 Clean Water Act permit is needed to advance the project. The ACOE has never determined that there are jurisdictional waters of the U.S. at the Copper World Complex and Hudbay has independently concluded through its own scientific analysis that there are no such waters in the area.

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Mineral Resource Estimate

The PEA and mine plan are based on a new resource model for the Copper World Complex, which incorporates a revised resource model for the East deposit (formerly known as Rosemont) with the addition of the Copper World deposits discovered in 2021. The resource model was constructed using the same methods Hudbay applied at Constancia and Mason. Based on this new model, including resource classification criteria calibrated on historical performance at Constancia and the control of grade over-smoothing in the previous 2017 resource model, contained copper in measured and indicated resources increased by 17% and contained copper in inferred resources increased by 328%, as compared to the mineral resources included in the 2017 Feasibility Study.

The current mineral resource estimates for the Copper World Complex (effective as of May 1, 2022) are summarized below and replace the prior estimates of mineral reserves and resources at the Rosemont and Copper World deposits set forth in the 2017 Feasibility Study and the December 2021 mineral resource statement, respectively.

Copper World Complex Mineral Resource Estimates[1],2,3		Tonnes (millions)	Cu Grade (%)	Soluble Cu Grade (%)	Mo Grade (g/t)	Ag Grade (g/t)
Flotation	Measured	687	0.45	0.05	138	5.1
	Indicated	287	0.36	0.06	134	3.6
	Total Measured and Indicated	973	0.42	0.05	137	4.6
	Inferred	210	0.36	0.05	119	3.9
Leach	Measured	105	0.37	0.26	-	-
	Indicated	94	0.35	0.26	-	-
	Total Measured and Indicated	200	0.36	0.26	-	-
	Inferred	52	0.40	0.29	-	-

Note: totals may not add up correctly due to rounding.

1 Mineral resource estimates that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not include factors for mining recovery or dilution.

2 Mineral resource estimates constrained to a Lerch Grossman pit shell with a revenue factor of 1.0 using a copper price of $3.45 per pound.

3 Using a 0.1% copper cut-off grade and an oxidation ratio lower than 50% for flotation material, and a 0.1% soluble copper cut-off grade and an oxidation ratio higher than 50% for leach material.

Copper World Complex Comparison of Mineral Resource Estimates[1],2
	2017			2022			% Change
	Tonnes (millions)	Cu (%)	Cu (000 tonnes)	Tonnes (millions)	Cu (%)	Cu (000 tonnes)	Tonnes (millions)	Cu (%)	Cu (000 tonnes)
Measured and Indicated	1,147	0.36	4,129	1,173	0.41	4,829	2%	14%	17%
Inferred	75	0.30	224	262	0.37	957	252%	22%	328%

Note: totals may not add up correctly due to rounding.

1 2017 mineral resource estimates are inclusive of mineral reserve estimates.

2 2022 mineral resource estimates include both flotation and leach material.

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Project Optimization and Upside Opportunities

Recent technical and exploration work has identified many opportunities that may further enhance project economics, reduce environmental impacts, increase annual production and extend mine life.

  Expanding Private Land Phase I - Hudbay may acquire additional private land to increase the tailings and waste capacity and extend the Phase I mine life beyond 16 years.
  Earlier Receipt of Federal Permits for Phase II - Hudbay is optimistic that the company will be able to secure federal permits sooner than the conservative timelines assumed in the PEA, which will allow the mining of more tonnage at a higher grade earlier in the mine life.
  Green Opportunities - There are several emission reduction opportunities the company will evaluate with future feasibility studies, including the potential to source renewable energy from local providers at a nominal cost, the use of autonomous or electric haul trucks at the operation and various post-reclamation land uses such as domestic renewable energy production. Also, if Hudbay is able to secure additional private land to improve the tailings configuration, there is the potential to accelerate dry stack tailings deposition into Phase I, which would reduce water consumption.
  Additional Exploration Upside Potential - Continued exploration activities may result in further extension of economic mineralization, including bridging the gap to the north and south of the Bolsa deposit. In addition, 2021 geophysical surveys identified several new targets north and south of the West deposit (formerly known as the Copper World deposit). A large portion of Hudbay's property in this prolific region has yet to be explored and provides the potential for further discoveries.

Next Steps - Advancing to Pre-feasibility Study

Hudbay continues early site works at the project, which commenced in April 2022 with initial grading and clearing activities. The company also continues to have seven drill rigs turning at site conducting infill drilling in support of additional feasibility studies.

Hudbay expects to advance a pre-feasibility study for Phase I of the Copper World Complex in the second half of 2022, which will focus on converting the remaining inferred mineral resources to measured and indicated and evaluating many of the project optimization and upside opportunities. The company has increased its 2022 spending guidance for Arizona by $30 million, which includes an additional $15 million in capitalized exploration, $10 million in evaluation expenses and $5 million in growth capital expenditures.

During 2023, the company expects to complete a definitive feasibility study on Phase I of the Copper World Complex and receive all required state and local permits for Phase I. Hudbay expects to generate significant free cash flow over the next several years following the recent completion of its brownfield investment projects in Peru and Manitoba. In addition, Hudbay expects to evaluate a variety of financing options, including a potential minority joint venture partner, as part of a prudent financing strategy prior to a project sanction decision, which could be made as early as 2024.

Non-IFRS Financial Performance Measures

Cash cost and sustaining cash cost per pound of copper produced are shown because the company believes they help investors and management assess the performance of its operations, including the margin generated by the operations and the company. Unit operating costs are shown because these measures are used by the company as a key performance indicator to assess the performance of its mining and processing operations. EBITDA is shown to provide additional information about the cash generating potential in order to assess the company's capacity to service and repay debt, carry out investments and cover working capital needs. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. For further details on these measures, please refer to page 39 of Hudbay's management's discussion and analysis for the three months ended March 31, 2022 available on SEDAR at www.sedar.com.

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Qualified Person and NI 43-101

The scientific and technical information contained in this news release has been approved by Olivier Tavchandjian, P. Geo, Hudbay's Vice-President, Exploration and Technical Services. Mr. Tavchandjian is a qualified person pursuant to Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

This PEA is preliminary in nature, includes inferred resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty the preliminary economic assessment will be realized. As a result of this PEA, the 2017 Feasibility Study in respect of the standalone Rosemont project, including the estimates of mineral reserves and mineral resources contained therein, is no longer current and should not be relied upon by investors.

With the completion of the PEA, the company has determined that the Copper World Complex is a material mineral project for purposes of NI 43-101 and expects to file a NI 43-101 technical report to support the disclosure in this news release in the next 45 days. The new technical report will be the current technical report in respect of all the mineral properties that form part of the Copper World Complex and shall supersede and replace the 2017 Feasibility Study.

Cautionary Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Canadian reporting requirements for disclosure of mineral properties are governed NI 43-101.

For this reason, information contained in this news release in respect of the Copper World Complex may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. For further information on the differences between the disclosure requirements for mineral properties under the United States federal securities laws and NI 43-101, please refer to the company's AIF, a copy of which has been filed under Hudbay's profile on SEDAR at www.sedar.com and the company's Form 40-F, a copy of which has been filed on EDGAR at www.edgar.com.

Cautionary Note Regarding Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

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Forward-looking information includes, but is not limited to, the results of the PEA, including the production, operating cost, capital cost and cash cost estimates, the projected valuation metrics and rates of return, the cash flow and EBITDA projections, as well as the anticipated permitting requirements and project design, including processing and tailings facilities, metal recoveries, mine life and production rates for the project, the potential to further enhance the economics of the project and optimize the design, the possibility of extending the life of the first production phase, the implications of the recent court decisions in respect of the standalone Rosemont project design, the potential to obtain federal permits for the second phase earlier than planned and the costs and plans for future pre-feasibility and feasibility studies on the Copper World Complex as well as potential timelines for obtaining the required permits and financing and sanctioning the first phase of the project. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay identified and were applied by the company in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

  obtaining all required permits to develop the Copper World Complex;
  no delays or disruption due to litigation challenging the permitting requirements for the Copper World Complex and no significant unanticipated litigation;
  the success of exploration and development activities at the Copper World Complex;
  the accuracy of geological, mining and metallurgical estimates;
  anticipated metals prices and the costs of production;
  the supply and demand for metals Hudbay produces;
  the supply and availability of all forms of energy and fuels at reasonable prices;
  no significant unanticipated operational or technical difficulties;
  the availability of additional financing, if needed;
  the availability of personnel for the company's exploration, development and operational projects and ongoing employee relations;
  maintaining good relations with the communities in which the company operates, including the neighbouring communities and local governments in Arizona;
  no significant unanticipated challenges with stakeholders at the Copper World Complex;
  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
  no contests over title to Hudbay's properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of its unpatented mining claims;
  an upfront stream deposit of $230 million will be paid by Wheaton Precious Metals at the commencement of construction;
  no offtake commitments in respect of production from the Copper World Complex;
  certain tax matters, including, but not limited to the mining tax regime in Arizona; and
  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks associated with COVID-19 and its effect on the company's operations, financial condition, projects and prospects, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy and consumable prices, supply chain constraints and general cost escalation in the current inflationary environment), risks related to ongoing and potential litigation processes and other legal challenges that could affect the permitting timeline for the Copper World Complex, risks related to changes in government and government policy, risks related to changes in law, risks in respect of community relations, risks related to contracts that were entered into in respect of the Rosemont mine project, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, as well as the risks discussed under the heading "Risk Factors" in the company's AIF.

TMX, NYSE - HBM 2022 No. 11

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. The company does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a diversified mining company primarily producing copper concentrate (containing copper, gold and silver), zinc metal and silver/gold doré. Directly and through its subsidiaries, Hudbay owns three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and copper projects in Arizona and Nevada (United States). The company's growth strategy is focused on the exploration, development, operation and optimization of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay's mission is to create sustainable value through the acquisition, development and operation of high-quality, long-life deposits with exploration potential in jurisdictions that support responsible mining, and to see the regions and communities in which the company operates benefit from its presence. The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Further information about Hudbay can be found on www.hudbay.com.

For investor and media inquiries, please contact:

Candace Brûlé

Vice President, Investor Relations

(416) 814-4387

candace.brule@hudbay.com

TMX, NYSE - HBM 2022 No. 11

Exhibit 1: Detailed Cash Flow Model and Key Assumptions

A detailed cash flow model containing annual production and cost information is shown below. Overall assumptions for commodity prices, marketing parameters, operating costs and capital costs are also provided.

Phase I: Physicals	Unit	Phase I	Y-03	Y-02	Y-01	Y01	Y02	Y03	Y04	Y05	Y06	Y07	Y08	Y09	Y10	Y11	Y12	Y13	Y14	Y15	Y16
Resources Mined				Pre-strip
Copper World deposits	Mt	216.2			21.4	24.2	26.5	25.7	20.8	17.6	3.3	9.3	11.1	7.9	9.5	6.8	8.0	4.3	8.4	11.4	0.0
East deposit	Mt	224.9						1.0	10.7	7.1	21.8	17.2	12.6	18.6	21.5	19.7	18.5	22.2	17.7	13.5	22.7
Total resources mined	Mt	441.1			21.4	24.2	26.5	26.7	31.6	24.8	25.1	26.5	23.7	26.5	31.0	26.5	26.5	26.5	26.1	24.9	22.7
Waste Mined				Pre-strip
Copper World deposits	Mt	117.8			9.6	9.0	11.0	15.2	18.5	6.3	0.8	8.9	3.6	12.5	7.8	2.3	0.6	4.2	4.9	2.5
East deposit	Mt	430.3						10.3	13.4	32.5	38.0	30.8	38.9	27.2	27.4	37.4	39.1	35.6	35.3	38.1	26.3
Total waste mined	Mt	548.1			9.6	9.0	11.0	25.6	31.9	38.7	38.8	39.7	42.5	39.7	35.2	39.7	39.7	39.7	40.1	40.7	26.3
Material Moved				Pre-strip
Rehandle	Mt	13.8							2.2	1.7	1.4		2.8						0.4	1.5	3.8
Total material moved	Mt	1,003.0			31.0	33.2	37.5	52.2	65.7	65.2	65.3	66.2	69.0	66.2	66.2	66.2	66.2	66.2	66.6	67.2	52.8
Strip Ratio				Pre-strip
Copper World deposits	X:X	0.54			0.45	0.37	0.41	0.59	0.89	0.35	0.23	0.97	0.33	1.60	0.82	0.34	0.08	0.97	0.58	0.22
East deposit	X:X	1.91				-	-	10.77	1.25	4.55	1.75	1.79	3.09	1.46	1.27	1.90	2.11	1.60	1.99	2.82	1.16
Total strip ratio	X:X	1.24			0.45	0.37	0.41	0.96	1.01	1.56	1.54	1.50	1.80	1.50	1.13	1.50	1.50	1.50	1.54	1.63	1.16
Mill
Tonnes milled	Mt	315.6				17.5	19.9	19.9	19.9	19.9	19.9	19,9	19.9	19.9	19.9	19.9	19.9	19.9	19.9	19.9	19.9
Headgrade - Cu	%	0.47				0.47	0.45	0.45	0.45	0.45	0.45	0.56	0.48	0.45	0.45	0.45	0.49	0.45	0.45	0.45	0.51
Headgrade - Ag	g/tonne	5.13				3.82	3.84	4.08	3.10	4.26	7.02	7.36	5.94	4.44	4.52	6.39	7.27	4.30	6.00	4.42	5.17
Headgrade - Mo	%	0.01				0.01	0.01	0.02	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01
Leach
Tonnes leached	Mt	106.0				6.6	6.6	6.6	6.6	6.6	6.6	6.6	6.6	6.6	6.6	6.6	6.6	6.6	6.6	6.6	6.6
Headgrade - CuSS	%	0.29				0.24	0.24	0.20	0.26	0.36	0.19	0.32	0.32	0.30	0.33	0.24	0.35	0.38	0.39	0.35	0.23
Headgrade - Cu	%	0.39				0.34	0.31	0.27	0.36	0.47	0.25	0.40	0.42	0.39	0.44	0.32	0.46	0.50	0.52	0.48	0.31
Purchased Cu Conc
Cu concentrate	Kt	807.6				119.8	101.1	-	94.2	61.9	86.6	-	21.9	47.5	49.0	67.0	16.9	39.0	32.5	55.8	14.4
Grade - Cu	%	25.0				25.0	25.0	25.0	25.0	25.0	25.0	25.0	25.0	25.0	25.0	25.0	25.0	25.0	25.0	25.0	25.0
Grade - Au	g/tonne	0.50				0.50	0.50	0.50	0.50	0.50	0.50	0.50	0.50	0.50	0.50	0.50	0.50	0.50	0.50	0.50	0.50
Grade - Ag	g/tonne	15.0				15.0	15.0	15.0	15.0	15.0	15.0	15.0	15.0	15.0	15.0	15.0	15.0	15.0	15.0	15.0	15.0
Recovery to Cu Cathode
From Mill	%	77.3				71.2	70.5	72.9	70.9	74.2	77.4	80.3	79.9	80.6	79.2	79.4	79.9	79.2	80.4	76.1	82.0
From Leach	%	59.0				55.9	59.9	59.5	56.8	59.7	58.5	62.2	60.6	60.2	59.0	58.8	59.8	59.0	58.3	57.6	58.5
From Purchased	%	97.7				96.2	97.9		97.4	97.9	98.0		98.2	98.0	98.0	98.0	98.0	98.0	98.0	98.0	98.0
Cu Cathode Produced
From Mill	Kt	1,137.9				58.7	63.0	65.2	63.4	66.3	69.2	89.9	76.0	72.8	70.8	71.0	77.1	70.8	71.9	68.0	83.9
From Leach	Kt	243.7				12.5	12.2	10.5	13.7	18.5	9.6	16.5	16.7	15.5	17.2	12.6	18.0	19.6	20.2	18.3	12.1
From Purchased	Kt	197.2				28.8	24.7		22.9	15.1	21.2		5.4	11.6	12.0	16.4	4.1	9.6	8.0	13.7	3.5
Total Cu cathode	Kt	1,578.8				100.0	100.0	75.8	100.0	100.0	100.0	106.4	98.0	99.9	100.0	100.0	99.3	100.0	100.0	100.0	99.5
Mo Conc Produced
Mo Concentrate	Kt	34.3				2.5	1.9	2.2	1.4	1.4	1.8	3.1	2.2	2.0	2.0	2.0	2.3	2.5	2.3	2.1	2.6
Grade - Mo	%	51.13				54.33	50.39	43.17	48.04	45.92	51.67	53.88	51.87	50.71	50.47	51.24	51.98	52.39	52.34	51.61	52.96
Mo in concentrate	Kt	17.6				1.3	1.0	1.0	0.7	0.6	0.9	1.6	1.2	1.0	1.0	1.0	1.2	1.3	1.2	1.1	1.4
Doré Produced
Ag in Doré - internal feed	000 oz	26,808				1,102	1,155	1,214	928	1,290	2,357	2,478	1,989	1,485	1,503	2,157	2,454	1,449	2,026	1,472	1,749
Ag in Doré - purchased conc	000 oz	349				28.8	24.7		22.9	15.1	21.2		5.4	11.6	12.0	16.4	4.1	9.6	8.0	13.7	3.5
Au in Doré - purchased conc	000 oz	12				1.7	1.5		1.4	0.9	1.3		0.3	0.7	0.7	1.0	0.2	0.6	0.5	0.8	0.2
Acid Plant
Purchased sulfur	Kt	1,097.1				76.4	55.7	0.0	37.2	62.4	86.7	90.7	79.9	73.0	66.0	74.0	81.2	69.6	81.1	75.1	88.0
Excess acid produced	Kt	1,570.9				118.4	59.4	77.2	115.2	60.4	152.3	25.8	52.1	118.8	97.5	161.5	111.1	85.6	83.1	111.2	141.2
Total Production
Cu Eq Produced	Kt	1,739.9				109.6	107.5	83.7	107.0	106.7	112.5	119.1	108.3	109.5	109.4	112.4	112.2	109.9	111.1	109.7	111.4

Phase I: Unit Costs	Unit	Phase I	Y-03	Y-02	Y-01	Y01	Y02	Y03	Y04	Y05	Y06	Y07	Y08	Y09	Y10	Y11	Y12	Y13	Y14	Y15	Y16
Mining ($/t material moved excl. Pre-strip)
Mining	$/tonne	1.42				1.47	1.53	1.38	1.18	1.36	1.43	1.42	1.38	1.44	1.44	1.44	1.44	1.44	1.43	1.42	1.62
Deferred stripping	$/tonne	(0.11)				(0.01)	(0.11)	(0.29)	(0.15)	(0.42)	-	(0.07)	(0.26)	(0.08)	(0.09)	(0.01)	(0.02)	(0.05)	(0.01)	(0.22)
Mining ex def stripping	$/tonne	1.30				1.46	1.42	1.09	1.03	0.93	1.43	1.35	1.12	1.36	1.35	1.43	1.41	1.38	1.42	1.20	1.62
Processing ($/t processed (tonnes milled + tonnes leached))
Sulfide flotation	$/tonne	3.56				3.37	3.57	3.61	3.58	3.57	3.56	3.57	3.58	3.57	3.57	3.57	3.58	3.57	3.57	3.57	3.58
Molybdenum flotation	$/tonne	0.09				0.08	0.09	0.18	0.08	0.09	0.07	0.09	0.09	0.09	0.09	0.09	0.09	0.09	0.09	0.09	0.09
Leach Plant	$/tonne	0.43				0.42	0.45	0.67	0.42	0.43	0.38	0.39	0.39	0.41	0.43	0.41	0.40	0.42	0.39	0.40	0.38
Acid Plant	$/tonne	0.70				0.83	0.59	0.14	0.44	0.65	0.84	0.88	0.79	0.73	0.68	0.74	0.80	0.71	0.80	0.75	0.85
Acid Plant (electricity credit)	$/tonne	(0.22)				(0.24)	(0.22)	(0.22)	(0.22)	(0.22)	(0.22)	(0.22)	(0.22)	(0.22)	(0.22)	(0.22)	(0.22)	(0.22)	(0.22)	(0.22)	(0.22)
Leach pad	$/tonne	0.01				0.02	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01
Doré plant	$/tonne	0.13				0.10	0.09	0.10	0.08	0.10	0.18	0.18	0.15	0.12	0.12	0.16	0.18	0.11	0.15	0.11	0.13
SX/EW	$/tonne	0.86				0.94	0.87	0.70	0.86	0.86	0.86	0.91	0.85	0.86	0.86	0.86	0.86	0.86	0.86	0.86	0.86
Total	$/tonne	5.57				5.52	5.46	5.20	5.27	5.50	5.70	5.81	5.64	5.58	5.55	5.63	5.70	5.56	5.65	5.58	5.69
Other Unit Costs ($/t processed (tonnes milled + tonnes leached))
Onsite G&A	$/tonne	0.89				0.97	0.89	0.89	0.89	0.89	0.89	0.89	0.89	0.89	0.89	0.89	0.89	0.89	0.89	0.89	0.89
Sustaining cash cost ($/lb Cu)
Cash cost[1]	$/lb	1.15				1.14	1.27	1.30	1.30	1.21	1.34	1.03	1.11	1.18	1.18	1.19	1.06	1.09	1.09	1.07	0.97
Sustaining cash cost[1]	$/lb	1.44				1.38	1.63	1.72	1.63	1.88	1.70	1.30	1.41	1.40	1.40	1.37	1.24	1.28	1.26	1.37	1.25
Total cash cost[2]	$/lb	1.41				1.75	1.75	1.30	1.73	1.52	1.72	1.03	1.23	1.41	1.42	1.51	1.15	1.29	1.26	1.36	1.05
Total sustaining cash cost[2]	$/lb	1.66				1.92	2.03	1.72	1.99	2.09	2.01	1.30	1.51	1.61	1.61	1.66	1.32	1.47	1.42	1.62	1.32

1 Internal feed only; 2 Includes purchased concentrate

TMX, NYSE - HBM 2022 No. 11

Phase I: Cash Flows	Unit	Phase I	Y-03	Y-02	Y-01	Y01	Y02	Y03	Y04	Y05	Y06	Y07	Y08	Y09	Y10	Y11	Y12	Y13	Y14	Y15	Y16
Cash Flows
Gross rev - internal	$M	11,475				606	620	626	635	686	666	877	761	732	728	706	794	751	763	718	806
Gross rev - purchased	$M	1,552				227	195	-	180	119	167	-	42	92	94	129	33	75	63	108	28
TC/RC	$M	(75)				(6)	(5)	(5)	(3)	(3)	(3)	(7)	(5)	(4)	(5)	(4)	(5)	(6)	(5)	(5)	(6)
Freight	$M	(43)				(2)	(2)	(2)	(2)	(2)	(4)	(4)	(3)	(2)	(2)	(3)	(4)	(2)	(3)	(2)	(3)
Royalty	$M	(253)				(14)	(14)	(12)	(14)	(14)	(16)	(21)	(17)	(16)	(16)	(16)	(18)	(16)	(16)	(15)	(19)
Opex - Mining	$M	(1,266)				(48)	(53)	(57)	(68)	(61)	(93)	(90)	(77)	(90)	(89)	(95)	(94)	(92)	(95)	(81)	(86)
Opex - Processing	$M	(2,346)				(133)	(145)	(138)	(140)	(146)	(151)	(154)	(150)	(148)	(147)	(149)	(151)	(147)	(150)	(148)	(151)
Opex - Purch Cu Conc	$M	(1,332)				(198)	(167)	-	(155)	(102)	(143)	-	(36)	(78)	(81)	(111)	(28)	(64)	(54)	(92)	(24)
Opex - Onsite G&A	$M	(376)				(24)	(24)	(24)	(24)	(24)	(24)	(24)	(24)	(24)	(24)	(24)	(24)	(24)	(24)	(24)	(24)
Opex - Property tax	$M	(296)				(35)	(33)	(33)	(32)	(30)	(24)	(22)	(20)	(18)	(16)	(13)	(9)	(5)	(3)	(3)	(3)
Opex - Surety bond fees	$M	(34)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)
Closure Costs	$M
Tax - Federal income	$M	(494)								(3)	(2)	(26)	(34)	(51)	(51)	(48)	(64)	(60)	(63)	(48)	(46)
Tax - State income	$M	(98)								-	(1)	(6)	(7)	(10)	(10)	(9)	(13)	(12)	(12)	(9)	(9)
Tax - State severance	$M	(62)						(1)	(2)	(2)	(2)	(4)	(4)	(6)	(6)	(6)	(7)	(6)	(7)	(6)	(5)
Cash From Ops before WC	$M	6,351	(2)	(2)	(2)	372	372	354	375	418	368	519	426	376	374	357	411	391	394	393	458
WC Changes - AR	$M	(91)				(91)	2	21	(21)	1	(3)	(4)	8	(2)	0	(2)	1	0	(0)	(0)	(1)
WC Changes - AP	$M	76	62	123	(80)	(17)	1	(30)	28	3	2	(21)	4	10	(0)	4	(11)	4	(1)	5	(11)
WC Changes - Stream	$M	230	230
Cash from Operations	$M	6,565	291	121	(82)	264	375	345	383	422	368	493	438	383	375	359	401	395	393	397	446
Growth - EPCM	$M	(1,177)	(239)	(635)	(303)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Growth - Owners Costs	$M	(475)	(48)	(223)	(205)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Growth - Contingency	$M	(265)	(51)	(149)	(64)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Sustaining capital	$M	(531)	-	-	-	(24)	(45)	(44)	(35)	(85)	(48)	(39)	(26)	(21)	(21)	(17)	(19)	(19)	(19)	(28)	(42)
Deferred stripping	$M	(111)	-	-	-	(0)	(4)	(15)	(10)	(28)	-	(5)	(18)	(5)	(6)	(1)	(2)	(4)	(1)	(15)	-
Cash From Investing	$M	(2,559)	(338)	(1,007)	(572)	(24)	(49)	(59)	(45)	(112)	(48)	(43)	(44)	(26)	(27)	(18)	(21)	(23)	(20)	(43)	(42)
Net Cash Flow	$M	4,007	(47)	(886)	(654)	240	326	286	338	309	320	450	393	357	348	342	380	372	373	354	404
NPV @ 8%	$M	1,097
NPV @ 10%	$M	741
IRR	%	17
PAYBACK	# years	5.3

Phase II: Physicals	Unit	Phase II	LOM	Y15	Y16	Y17	Y18	Y19	Y20	Y21	Y22	Y23	Y24	Y25-29	Y30-34	Y35-39	Y40-44	Y45-49
Resources Mined
Copper World deposits	Mt	124.2	340.4			0.7	3.0	2.0	1.5	3.3	13.8	14.1	11.6	74.2	0.0
East deposit	Mt	783.2	1,008.1			29.1	33.4	28.6	37.6	35.6	23.6	22.3	24.8	109.2	158.4	151.3	129.4
Total resources mined	Mt	907.4	1,348.5			29.8	36.4	30.5	39.1	38.8	37.3	36.4	36.4	183.4	158.4	151.3	129.4
Waste Mined
Copper World deposits	Mt	19.3	137.1			0.8	0.2	0.1	0.3	2.2	3.9	4.3	2.5	5.0
East deposit	Mt	1,643.2	2,073.5			15.7	74.6	74.6	71.9	70.2	70.0	70.5	72.2	363.7	376.7	329.7	53.4
Total waste mined	Mt	1,662.5	2,210.6			16.5	74.8	74.7	72.1	72.4	73.9	74.8	74.8	368.7	376.7	329.7	53.4
Material Moved
Rehandle	Mt	30.9	44.7					6.0						4.0	21.0
Total material moved	Mt	2,600.8	3,603.8			46.3	111.2	111.2	111.2	111.2	111.2	111.2	111.2	556.1	556.1	481.0	182.8
Strip Ratio
Copper World deposits	X:X	0.16	0.40			1.15	0.08	0.04	0.18	0.67	0.28	0.30	0.22	0.07
East deposit	X:X	2.10	2.06			0.54	2.23	2.61	1.91	1.98	2.97	3.16	2.91	3.33	2.38	2.18	0.41
Total strip ratio	X:X	1.83	1.64			0.55	2.05	2.45	1.84	1.87	1.98	2.05	2.05	2.01	2.38	2.18	0.41
Mill
Tonnes milled	Mt	805.4	1,120.9			23.2	29.8	29.8	29.8	29.8	29.8	29.8	29.8	149.0	149.0	149.0	126.6
Headgrade - Cu	%	0.41	0.42			0.56	0.56	0.43	0.48	0.56	0.55	0.46	0.37	0.41	0.38	0.37	0.31
Headgrade - Ag	g/tonne	5.06	5.08			6.75	8.21	5.66	4.56	4.85	5.41	5.30	4.22	3.60	5.33	5.26	5.27
Headgrade - Mo	%	0.01	0.01			0.01	0.01	0.01	0.01	0.01	0.01	0.02	0.01	0.01	0.01	0.01	0.02
Leach
Tonnes leached	Mt	121.6	227.6			6.6	6.6	6.6	6.6	6.6	6.6	6.6	6.6	33.1	30.4	2.3	2.8
Headgrade - CuSS	%	0.23	0.26			0.18	0.22	0.35	0.32	0.26	0.23	0.21	0.19	0.27	0.17	0.15	0.25
Headgrade - Cu	%	0.31	0.35			0.24	0.28	0.47	0.42	0.35	0.30	0.29	0.27	0.36	0.22	0.22	0.30
Purchased Cu Conc
Cu concentrate	Kt	2,534.0	3,341.6			101.0		64.5				101.7	189.1	525.9	293.6	499.7	758.5
Grade - Cu	%	25.00	25.00			25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00
Grade - Au	g/tonne	0.50	0.50			0.50	0.50	0.50	0.50	0.50	0.50	0.50	0.50	0.50	0.50	0.50	0.50
Grade - Ag	g/tonne	15.00	15.00			15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00
Recovery to Cu Cathode
From Mill	%	80.1	79.2			81.5	81.3	79.8	80.0	80.3	76.6	76.6	75.1	76.9	83.0	82.1	81.4
From Leach	%	58.7	58.9			58.9	61.5	59.2	58.6	58.7	58.6	56.3	56.1	58.6	59.1	54.7	61.8
From Purchased	%	97.1	97.3			97.5		98.1				97.8	97.8	97.8	97.4	96.7	96.5
Cu Cathode Produced
From Mill	Kt	2,617.5	3,755.4			106.1	136.1	102.5	115.2	134.7	125.2	104.1	83.9	471.8	466.6	447.1	324.2
From Leach	Kt	219.4	463.1			9.3	11.4	18.3	16.4	13.6	11.7	10.8	9.9	69.8	40.1	2.8	5.3
From Purchased	Kt	615.4	812.6			24.6		15.8				24.9	46.3	128.6	71.5	120.8	182.9
Total Cu cathode	Kt	3,452.3	5,031.1			140.0	147.5	136.7	131.6	148.3	136.9	139.8	140.0	670.2	578.2	570.7	512.5
Mo Conc Produced
Mo Concentrate	Kt	116.6	150.9			2.8	3.2	3.1	4.0	4.5	3.4	4.5	4.0	16.6	24.1	24.4	21.9
Grade - Mo	%	52.96	52.54			51.07	51.14	52.89	51.34	51.68	50.85	54.45	54.43	51.54	53.31	53.48	53.88
Mo in concentrate	Kt	61.7	79.3			1.4	1.6	1.7	2.1	2.3	1.7	2.5	2.2	8.6	12.8	13.0	11.8
Doré Produced
Ag in Doré - internal feed	000 oz	68,539	95,347			2,657	4,165	2,853	2,295	2,443	2,659	2,591	2,032	8,624	13,528	13,333	11,359
Ag in Doré - purchased conc	000 oz	1,094	1,443			44		28				44	82	227	127	216	328
Au in Doré - purchased conc	000 oz	37	48			1		1				1	3	8	4	7	11
Acid Plant
Purchased sulfur	Kt	655.2	1,752.3			45.9	71.5	76.2	22.4	18.3	48.5	51.6	42.0	140.5	59.8	78.6
Excess acid produced	Kt	5,733.3	7,304.3			187.7	78.3	44.8	106.7	96.9	71.7	99.5	103.9	725.8	711.5	1,827.6	1,678.9
Total Production
Cu Eq Produced	Kt	3,949.5	5,689.4			155.6	166.0	150.8	146.7	164.4	151.2	156.8	154.5	735.4	670.4	684.0	613.5

TMX, NYSE - HBM 2022 No. 11

Phase II: Unit Costs	Unit	Phase II	LOM	Y15	Y16	Y17	Y18	Y19	Y20	Y21	Y22	Y23	Y24	Y25-29	Y30-34	Y35-39	Y40-44	Y45-49
Mining ($/t material moved excl. Pre-strip)
Mining	$/tonne	1.35	1.37			1.85	1.27	1.27	1.31	1.32	1.32	1.32	1.32	1.32	1.32	1.35	1.56
Deferred stripping	$/tonne	(0.18)	(0.16)			(0.03)	(0.07)	(0.18)	(0.00)	(0.02)	(0.27)	(0.32)	(0.26)	(0.33)	(0.12)	(0.17)	-
Mining ex def stripping	$/tonne	1.17	1.21			1.83	1.21	1.09	1.31	1.30	1.05	1.01	1.06	0.99	1.20	1.18	1.56
Processing ($/t processed (tonnes milled + tonnes leached))
Sulfide flotation	$/tonne	4.04	3.89			4.43	3.78	3.77	3.80	3.79	3.78	3.77	3.78	3.78	3.84	4.56	4.53
Molybdenum flotation	$/tonne	0.11	0.11			0.11	0.10	0.08	0.12	0.13	0.11	0.09	0.08	0.10	0.12	0.13	0.13
Leach Plant	$/tonne	0.49	0.47			0.49	0.39	0.35	0.46	0.49	0.42	0.40	0.41	0.44	0.47	0.57	0.62
Acid Plant	$/tonne	0.26	0.40			0.46	0.52	0.55	0.23	0.21	0.39	0.41	0.35	0.27	0.18	0.23	0.14
Acid Plant (electricity credit)	$/tonne	(0.17)	(0.19)			(0.19)	(0.16)	(0.16)	(0.16)	(0.16)	(0.16)	(0.16)	(0.16)	(0.16)	(0.16)	(0.19)	(0.22)
Leach pad	$/tonne	0.01	0.01			0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.00	0.00
Doré plant	$/tonne	0.15	0.14			0.17	0.22	0.15	0.12	0.13	0.14	0.14	0.11	0.10	0.15	0.17	0.18
SX/EW	$/tonne	0.84	0.84			1.05	0.90	0.84	0.82	0.90	0.84	0.86	0.86	0.83	0.74	0.83	0.88
Total	$/tonne	5.72	5.68			6.53	5.75	5.60	5.41	5.51	5.53	5.52	5.44	5.36	5.34	6.31	6.27
Other Unit Costs ($/t processed (tonnes milled + tonnes leached))
Onsite G&A	$/tonne	0.95	0.93			1.01	1.02	1.02	1.02	1.02	1.02	1.02	1.02	1.02	1.02	0.78	0.79
Sustaining cash cost ($/lb Cu)
Cash cost[1]	$/lb	1.11	1.12			0.97	1.01	1.18	1.13	0.99	1.04	1.10	1.37	1.19	1.26	1.07	0.90
Sustaining cash cost[1]	$/lb	1.42	1.43			1.19	1.68	1.49	1.47	1.25	1.33	1.48	1.73	1.57	1.55	1.36	1.08
Total cash cost[2]	$/lb	1.46	1.44			1.35	1.01	1.42	1.13	0.99	1.04	1.47	1.97	1.56	1.49	1.49	1.64
Total sustaining cash cost[2]	$/lb	1.73	1.71			1.53	1.68	1.69	1.47	1.25	1.33	1.79	2.22	1.87	1.75	1.72	1.75

1 Internal feed only; 2 Includes purchased concentrate

Phase II: Cash Flows	Unit	Phase II	LOM	Y15	Y16	Y17	Y18	Y19	Y20	Y21	Y22	Y23	Y24	Y25-29	Y30-34	Y35-39	Y40-44	Y45-49
Cash Flows
Gross rev - internal	$M	24,722	36,197			969	1,212	995	1,096	1,230	1,125	977	804	4,556	4,413	4,159	3,186
Gross rev - purchased	$M	4,845	6,397			194		124				196	364	1,012	563	951	1,440
TC/RC	$M	(280)	(355)			(6)	(6)	(7)	(10)	(11)	(8)	(11)	(10)	(41)	(58)	(60)	(54)
Freight	$M	(111)	(154)			(4)	(7)	(5)	(4)	(4)	(4)	(4)	(3)	(14)	(22)	(22)	(19)
Royalty	$M	(587)	(841)			(24)	(32)	(24)	(25)	(30)	(28)	(24)	(19)	(103)	(104)	(101)	(74)
Opex - Mining	$M	(3,048)	(4,314)			(84)	(134)	(121)	(146)	(145)	(116)	(112)	(118)	(551)	(668)	(568)	(285)
Opex - Processing	$M	(5,307)	(7,653)			(195)	(209)	(204)	(197)	(201)	(201)	(201)	(198)	(977)	(958)	(955)	(811)
Opex - Purch Cu Conc	$M	(4,180)	(5,512)			(167)		(106)				(168)	(312)	(867)	(484)	(824)	(1,251)
Opex - Onsite G&A	$M	(877)	(1,253)			(30)	(37)	(37)	(37)	(37)	(37)	(37)	(37)	(185)	(183)	(118)	(102)
Opex - Property tax	$M	(292)	(588)			(16)	(15)	(15)	(15)	(14)	(17)	(16)	(16)	(68)	(53)	(40)	(6)
Opex - Surety bond fees	$M	(55)	(89)			(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(9)	(9)	(9)	(9)	(5)
Closure Costs	$M	(200)	(200)															(200)
Tax - Federal income	$M	(1,616)	(2,110)			(55)	(83)	(50)	(65)	(84)	(73)	(59)	(36)	(304)	(281)	(276)	(249)
Tax - State income	$M	(317)	(415)			(11)	(16)	(10)	(13)	(16)	(14)	(12)	(7)	(60)	(55)	(54)	(49)
Tax - State severance	$M	(190)	(252)			(7)	(9)	(6)	(7)	(9)	(8)	(7)	(5)	(36)	(33)	(33)	(29)
Cash From Ops before WC	$M	12,509	18,859			562	662	533	577	678	616	520	404	2,353	2,068	2,051	1,690	(205)
WC Changes - AR	$M	91				(36)	(5)	10	3	(15)	11	(5)	0	(16)	42	15	(44)	130
WC Changes - AP	$M	(76)		81		(42)	19	(17)	(10)	2	(6)	28	18	(31)	(9)	(35)	105	(179)
WC Changes - Stream	$M		230
Cash from Operations	$M	12,524	19,089	81		484	676	526	570	665	621	544	422	2,306	2,102	2,031	1,751	(254)
Growth - EPCM	$M	(444)	(1,621)	(222)	(222)
Growth - Owners Costs	$M	(264)	(739)	(132)	(132)
Growth - Contingency	$M	(177)	(442)	(89)	(89)
Sustaining capital	$M	(967)	(1,498)			(31)	(179)	(38)	(75)	(52)	(29)	(38)	(29)	(169)	(162)	(109)	(56)
Deferred stripping	$M	(456)	(567)			(1)	(7)	(20)	(0)	(2)	(31)	(35)	(29)	(184)	(67)	(79)	-
Cash From Investing	$M	(2,308)	(4,867)	(443)	(443)	(32)	(187)	(58)	(75)	(55)	(60)	(73)	(58)	(353)	(229)	(188)	(56)
Net Cash Flow	$M	10,216	14,222	(361)	(443)	452	489	468	495	611	561	470	364	1,953	1,873	1,842	1,695	(254)
NPV @ 8%	$M	947	2,044
NPV @ 10%	$M	555	1,296
IRR	%	49%	18%
PAYBACK	# years	1.7	-

TMX, NYSE - HBM 2022 No. 11

PRICE DECK
PRICE / RATE	UNIT	LONG TERM
Metals
Copper	$/lb	3.50
Copper net premium[1]	$/lb	0.01
Molybdenum	$/lb	11.00
Gold - offtaker	$/oz	1,600.00
Silver - offtaker	$/oz	22.00
Silver - stream	$/oz	3.90
Stream contracted escalator[2]	% per year	1.00
Other
Molten sulfur - purchases	$/tonne	215.00
Molten sulfur - sales	$/tonne	195.00
Acid - sales	$/tonne	145.00
Electricity	$/kWh	0.075
NSR royalty	%	3.00

1 Copper cathode premium net of cathode transport charge

2 Annual escalator begins in Year 4

MARKETING ASSUMPTIONS
PRICE / RATE	UNIT	LONG TERM
Molybdenum Concentrate
Treatment charge	$/lb	1.30
Payable % - Mo	%	99.00
Freight	$/wmt	20.00
Moisture	%	6.00
Doré
Refining charge - doré bar	$/oz	0.40
Refining charge - Au	$/oz	0.55
Payable % - Au	%	99.90
Payable % - Ag	%	99.90
Freight	$/oz	1.40
Purchased Copper Concentrate
Purchase price	$/dmt	1,649.55
Cu grade	%	25.00
Mo grade	%	0.01
Au grade	g/dmt	0.50
Ag grade	g/dmt	15.00
Zn grade	%	0.20
S grade	%	35.00
Treatment charge	$/dmt	80.00
Refining charge - Cu	$/lb	0.08
Payable % - Cu	%	96.50
Payable % - Au	%	90.00
Payable % - Ag	%	90.00
Min deduction - Cu	%	1.00
Min grade - Au	g/dmt	1.00
Min grade - Ag	g/dmt	30.00
Freight capture	$/dmt	80.00

TMX, NYSE - HBM 2022 No. 11

OPERATING COST DETAILS - MINING
METRIC	UNIT	Phase I	Phase II	LOM
Labor	$M	$340	$858	$1,198
Maintenance	$M	$398	$910	$1,307
Fuel	$M	$264	$623	$887
Blasting	$M	$166	$473	$639
Indirect	$M	$175	$554	$729
Other	$M	$35	$86	$121
Subtotal*	$M	$1,378	$3,504	$4,882
Deferred stripping	$M	($111)	($456)	($567)
Total*	$M	$1,266	$3,048	$4,314

*Excludes pre-stripping costs

OPERATING COST DETAILS - PROCESSING
METRIC	UNIT	Phase I	Phase II	LOM
Sulfide flotation	$M	$1,502	$3,749	$5,251
Molybdenum flotation	$M	$39	$106	$145
Leach plant	$M	$179	$450	$630
Acid plant	$M	$295	$245	$540
Acid plant (electricity credit)	$M	($92)	($161)	($254)
Leach pad	$M	$6	$7	$13
Doré plant	$M	$54	$135	$190
SX/EW	$M	$362	$775	$1,137
Total	$M	$2,346	$5,307	$7,653

UNIT OPERATING COST SUMMARY
METRIC	UNIT	Phase I	Phase II	LOM
Mining excl. def stripping	$/t material moved	$1.30	$1.17	$1.21
Concentrator	$/t processed	$4.88	$4.79	$4.81
Sulfide leach	$/lb Cu prod	$0.13	$0.07	$0.09
Oxide heap leach	$/lb Cu prod	$0.01	$0.01	$0.01
SX/EW	$/lb Cu prod	$0.10	$0.10	$0.10
Onsite G&A	$/t processed	$0.89	$0.95	$0.93

CAPITAL COST SUMMARY
METRIC	UNIT	Phase I	Phase II	LOM
Growth - EPCM	$M	$1,345	$621	$1,966
Growth - owner's costs	$M	$572	$264	$836
Growth - subtotal	$M	$1,917	$885	$2,802
Sustaining	$M	$531	$967	$1,498
Deferred stripping	$M	$111	$456	$567
Total	$M	$2,559	$2,308	$4,867

TMX, NYSE - HBM 2022 No. 11

GROWTH CAPITAL DETAILS - EPCM
METRIC	UNIT	Phase I	Phase II	LOM
Sitewide	$M	$15	$5	$20
Mining	$M	$38	$0	$38
Primary crushing	$M	$31	$33	$64
Sulfide plant	$M	$227	$144	$371
Molybdenum plant	$M	$15	$0	$15
Reagents	$M	$9	$5	$13
Plant services	$M	$29	$14	$43
SX/EW plant	$M	$190	$60	$250
Concentrate leach plant	$M	$88	$0	$88
Acid plant	$M	$77	$0	$77
Doré plant	$M	$20	$0	$20
Site services and utilities	$M	$3	$3	$5
Internal infrastructure	$M	$19	$10	$29
External infrastructure	$M	$102	$0	$102
Common construction	$M	$84	$54	$138
Other	$M	$173	$118	$291
Contingency	$M	$224	$177	$401
Total	$M	$1,345	$621	$1,966

GROWTH CAPITAL DETAILS - OWNER'S COSTS
METRIC	UNIT	Phase I	Phase II	LOM
Pre-stripping	$M	$57	$0	$57
Mining fleet and equipment	$M	$186	$0	$186
Tailings storage	$M	$20	$264	$284
Heap leach pad	$M	$45	$0	$45
Earthworks and roads	$M	$28	$0	$28
G&A and other	$M	$156	$0	$156
Indirects and contingency	$M	$79	$0	$79
Total	$M	$572	$264	$836

SUSTAINING CAPITAL DETAILS
METRIC	UNIT	Phase I	Phase II	LOM
Mining	$M	$305	$439	$744
Processing	$M	$163	$365	$528
Admin	$M	$63	$163	$226
Deferred stripping	$M	$111	$456	$567
Total	$M	$642	$1,423	$2,065

TMX, NYSE - HBM 2022 No. 11

Figure 1: Copper World Complex Mineralization

The Copper World Complex consists of several mineral deposits hosting both oxides and sulfide copper mineralization, with a majority of the deposits located on patented mining claims.

TMX, NYSE - HBM 2022 No. 11

Figure 2: Private Land Package to Support Phase I

Hudbay's total private land package has increased since 2019 to approximately 4,500 acres with the inclusion of private land claims (fee land) and patented mining claims. This private land package is estimated to support the first phase of approximately 16 years of operations at the Copper World Complex.

To Interstate-10 and Vail
83
-110° 46' 00"
To Sahuarita
Santa Rita Rd
31° 51' 00"
SR 83
To Sonoita
Pima County, Arizona,
Data Source: Darling Geomatics & Pima County
Image Source: ArcGIS Online World Terrain Base
N
0 1 2 Kilometers
0 1 2 Miles
Fee Land
Patented Mining Claims
Unpatented Mining Claims
Phase 1
Phase 2
Rosemont Copper
43-101 Report
ROSEMONT PROPERTY OWNERSHIP

TMX, NYSE - HBM 2022 No. 11

Figure 3: Phase I and Phase II Open Pit Footprint

The overall mine footprint is expected to consist of four open pits in Phase I with two of the pits expanding onto federal land in Phase II. Phase I considers exploitation of the pits and their associated infrastructure within a footprint that requires only state and local permits for 16 years of operation.

TMX, NYSE - HBM 2022 No. 11

Figure 4: Contribution of Resources Mined over the Mine Life

The Peach, Elgin, West, Broadtop and Bolsa deposits contribute approximately 50% of the resources mined in Phase I and approximately 90% in the first five years. The East deposit becomes a major contributor in year five and is the primary source of feed in Phase II.

Figure 5: Reduction in Energy Consumption and GHG Emissions from Sulfide and Oxide Leaching

One of the many benefits of producing copper cathode on site is that the cathode is likely to be sold entirely to the domestic U.S. market, thereby reducing energy consumption, greenhouse gas and sulfur emissions by eliminating overseas shipping, smelting and refining.

TMX, NYSE - HBM 2022 No. 11

____________________

i "Tonnes" refers to metric tonnes and "tons" refers to imperial or U.S. short tons. The mine plan assumes external concentrate is sourced in years when spare capacity exists at the SX/EW facility in order to maximize the full utilization of the facility. Copper cathode production from mined resources excludes the production from external concentrate. Average annual copper cathode production from external concentrates is approximately 12,000 tonnes in Phase I and 22,000 tonnes in Phase II. There remains the potential to replace external copper concentrate with additional internal feed.

ii Cash cost and sustaining cash cost, net of by-product credits, per pound of copper produced from internally sourced feed and excludes the cost of purchasing external copper concentrate, which may vary in price or potentially be replaced by additional internal feed. By-product credits calculated using the following commodity prices: molybdenum price of $11.00 per pound, silver stream price of $3.90 per ounce and amortization of deferred revenue as per the company's approach in its quarterly financial reporting. By-product credits also include the revenue from the sale of excess acid produced at a price of $145 per tonne. Sustaining cash cost includes sustaining capital expenditures and royalties. Cash cost and sustaining cash cost are non-IFRS financial performance measures with no standardized definition under IFRS. For further details on why Hudbay believes cash costs are a useful performance indicator, please refer to the company's most recent Management's Discussion and Analysis for the three months ended March 31, 2022.